Exhibit 99.1

January 23, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Postal Ballot Notice- Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Further to the letter dated January 18, 2019 and pursuant to Regulation 30 of the SEBI LODR, please find enclosed a copy of the Postal Ballot Notice dated January 18, 2019, seeking approval of the Members for increase in the Authorized Share Capital and consequential amendment to the Memorandum of Association of the Company and issue of Bonus Shares.

The Postal Ballot Notice, together with Explanatory Statement and Postal Ballot Form, is being sent to the Members whose names appear on the Register of Members/list of Beneficial Owners received from the Registrar and Share Transfer Agent, National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL) as on January 11, 2019.

The Company has engaged the services of Karvy Fintech Private Limited for providing e-voting facility to all its Members. The voting through postal ballot and e-voting will commence at 09.00 hours (IST) on Thursday, January 24, 2019 and shall end at 17:00 hours on Friday, February 22, 2019. The results of postal ballot will be declared on or before Sunday, February 24, 2019.

Yours Faithfully For WIPRO LIMITED M Sanaulla Khan Company Secretary ENCL: As above

Registered Office: Wipro Limited Doddakannelli Sarjapur Road Bengaluru 560 035 India T: +91 (80) 2844 0011 F: +91 (80) 2844 0054 E: info@wipro.com W: wipro.com C: L32102KA1945PLC020800

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bengaluru-560 035

Corporate Identity Number (CIN): L32102KA1945PLC020800

Phone: + 91 80 28440011; Fax: +91 80 28440054;

E-mail: corp-secretarial@wipro.com; Website: www.wipro.com

Notice of Postal Ballot

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force) and pursuant to other applicable laws and regulations, that the resolutions appended below for increase in authorized share capital and consequential amendments to the Memorandum of Association of the Company and issue of bonus shares/stock dividend [on American Depositary Shares (ADS)], are proposed to be passed by the Members through Postal Ballot/electronic voting (e-voting).

The explanatory statement pursuant to Sections 102 and 110 of the Act pertaining to the aforesaid resolutions setting out the material facts concerning each item and the reasons thereof is annexed hereto with a Postal Ballot Form for your consideration.

The Board of Directors of the Company, at its meeting held on January 18, 2019, appointed Mr. V.Sreedharan/ Mr. Pradeep B. Kulkarni, Partners of V.Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer for conducting the postal ballot and e-voting process in a fair and transparent manner. Members have the option to vote either by Postal Ballot or through e-voting. Members desiring to exercise their vote by Postal Ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed prepaid self-addressed Business Reply Envelope. Postal Ballot Form, if sent by courier or by registered post or speed post at the expense of the Member(s), will also be accepted.

The duly completed Postal Ballot Form should reach the Scrutinizer not later than by 17:00 Hours IST on Friday, February 22, 2019 to be eligible for being considered, failing which it will be strictly considered that no reply has been received from the Member. Members desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section “General information and instructions relating to e-voting”. References to postal ballot(s) in this Postal Ballot Notice include votes received electronically. The Scrutinizer will submit his report to the Chairman of the Company after completion of scrutiny of the postal ballots (including e-voting). The results shall be declared on or before Sunday, February 24, 2019 and communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agents. The results will also be displayed on the Company’s website www.wipro.com.

Resolution No. 1 – Increase in Authorized Share Capital and consequent amendment to Memorandum of Association of the Company

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 61 and other applicable provisions of the Companies Act, 2013 and rules made thereunder, and the provisions of Article 72 of the Articles of Association of the Company, approval of the Members be and is hereby accorded to increase the Authorised Share Capital of the Company from ₹ 1126,50,00,000/- (Rupees One Thousand One Hundred and Twenty Six Crores and Fifty Lakhs) divided into 550,00,00,000/- (Five Hundred and Fifty Crores) equity shares of ₹ 2/- (Rupees Two) each, 2,50,00,000 (Two Crore Fifty Lakhs) preference shares of ₹ 10/- (Rupees Ten) each and 1,50,000 (One Lakh Fifty thousand) 10% optionally convertible cumulative preference shares of ₹ 100/- (Rupees One Hundred) each to ₹ 2526,50,00,000/- (Rupees Two Thousand Five Hundred and Twenty Six Crores and Fifty Lakhs) by creation of additional 700,00,00,000 (Seven Hundred Crores) equity shares of ₹ 2/- (Rupees Two) each and consequently, existing clause V of the Memorandum of Association of the Company be and is hereby substituted by the following:

“The Authorised Share Capital of the Company is ₹ 2526,50,00,000/- (Rupees Two Thousand Five Hundred and Twenty Six Crores and Fifty Lakhs) divided into 1250,00,00,000 (One Thousand Two Hundred and Fifty Crores) equity shares of ₹ 2/- (Rupees Two) each, 2,50,00,000 (Two Crore Fifty Lakhs) preference shares of ₹ 10/- (Rupees Ten) each and 1,50,000 (One Lakh Fifty Thousand) 10% optionally convertible cumulative preference shares of ₹ 100/- (Rupees One

Hundred) each, with power to increase and reduce or consolidate or sub-divide the Capital of the Company and to divide the shares in the Capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to verify, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Act or provided by the Articles of Association of the Company.”

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds, matters and things as may be necessary, expedient or desirable for the purpose of giving effect to the aforesaid resolutions and in connection with any matter incidental thereto.”

Resolution No. 2 – Issue of Bonus Shares

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 63 and other applicable provisions of the Companies Act, 2013 and the rules made thereunder, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018 and other applicable provisions of regulations and guidelines issued by the Securities and Exchange Board of India (SEBI) and Reserve Bank of India (RBI) from time to time, the provisions of Article 137 of the Articles of Association of the Company, and pursuant to the recommendation of the Board of Directors of the Company (hereinafter referred to as “the Board”, which expression shall be deemed to include a Committee of Directors or officer(s) of the Company duly authorized in this behalf), and subject to such approvals as may be required in this regard, approval of the Members be and is hereby accorded to the Board for capitalization of such sums standing to the credit of the free reserves and/or the securities premium account and/or the capital redemption reserve account of the Company, as may be considered necessary by the Board, for the purpose of the issue of bonus equity shares of ₹ 2/- each, credited as fully paid-up equity shares to the holders of the existing equity shares of the Company in consideration of their said holding and whose names appear in the Register of Members maintained by the Company/List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL), on such date as may be fixed in this regard by the Board, in the proportion of 1 (One) equity share for every 3 (Three) existing equity shares held by the Members.

RESOLVED FURTHER THAT consequent to the issue of bonus equity shares, as hereinbefore resolved, in accordance with the relevant provisions of the Memorandum of Association and Articles of Association of the Company and subject to any registration statement to be filed with the Securities and Exchange Commission, USA (SEC), and any other requirement under any law, approval of the Members be and is hereby accorded to the Board for the purpose of issue of stock dividend (Bonus), credited as fully paid-up American Depositary Shares (ADS) to the holders of the existing ADS of the Company in consideration of their said holding and whose names appear on such date as may be fixed in this regard by the Board, in the proportion of 1 (One) ADS for every 3 (Three) existing ADS held by the ADS holders.

RESOLVED FURTHER THAT no allotment letters shall be issued to the allottees of the bonus equity shares and that the certificate(s) in respect of bonus equity shares shall be completed and thereafter be dispatched to the allottees, except in respect of those allottees who hold shares in dematerialized form, within the period prescribed or that may be prescribed in this behalf, from time to time.

RESOLVED FURTHER THAT the bonus equity shares so allotted shall rank pari passu in all respects with the fully-paid up equity shares of the Company as existing on such date as may be fixed in this regard by the Board.

RESOLVED FURTHER THAT the issue and allotment of the bonus equity shares to the extent they relate to Non-Resident Indians (NRIs), Overseas Citizen of India, Overseas Corporate Bodies (OCBs), Foreign Portfolio Investors (FPIs) and other foreign investors of the Company will be subject to the approval of the RBI, if applicable and as may be necessary.

RESOLVED FURTHER THAT the Board be and is hereby authorized to make appropriate adjustments necessary for the issue of bonus equity shares/stock dividend (on ADS) as aforesaid, to the stock options and Restricted Stock Units (RSUs) which have been granted (whether vested or not) to employees of the Company under ADS Stock Option Plan 2000, Wipro Restricted Stock Unit Plan 2004, ADS Restricted Stock Unit Plan 2004, Wipro Restricted Stock Unit Plan 2005, Wipro Restricted Stock Unit Plan 2007 and Wipro Equity Reward Trust Employee Stock Purchase Plan 2013, pursuant to the SEBI (Share Based Employee Benefits) Regulations, 2014 and any amendments thereto from time to time, such that the number of stock options/RSUs which are available for granting and those already granted but not exercised as on the record date shall be appropriately adjusted.

RESOLVED FURTHER THAT in case of fractional shares, if any, arising out of the issue and allotment of the bonus equity shares, the Board be and is hereby authorized to make suitable arrangements to deal with such fractions for the benefit of the eligible Members, including but not limited to, allotting the total number of new equity shares representing such fractions to a person(s) to be appointed by the Board who would hold them in trust for such Members and shall as soon as possible sell such equity shares at the prevailing market rate and the net sale proceeds of such equity shares, after adjusting the cost and the expenses in respect thereof, be distributed among such Members who are entitled to such fractions in the proportion of their respective fractional entitlements.

RESOLVED FURTHER THAT for the purposes of giving effect to the bonus issue of equity shares and ADS as resolved hereinbefore, the issuance of equity shares and/or ADS or instruments or securities representing the same, the methodology for dealing with fractional shares, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, filing a registration statement, if any, and other documents with the SEC and/or the SEBI, listing the additional equity shares and/or ADS on BSE Limited, National Stock Exchange of India Limited and New York Stock Exchange (NYSE) as the case may be, amending, if necessary, the relevant sections of the agreement entered into between the Company, JP Morgan Chase Bank, N.A., New York (the depositary to the Company’s ADS) and the American Depositary Receipt Holders (‘the Depositary Agreement’) in connection with the Company’s ADS offering, listing on NYSE, and entering into of any depositary arrangements in regard to any such bonus as it may in its absolute discretion deem fit.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things as may be necessary, expedient or desirable for the purpose of giving effect to the aforesaid resolutions and determine all other terms and conditions of the issue of bonus equity shares as the Board may in its absolute discretion deem fit.”

By Order of the Board

For Wipro Limited

M Sanaulla Khan

Company Secretary

Date: January 18, 2019

Place: Bengaluru

Notes

1.	The statement pursuant to Sections 102 and 110 of the Act stating all material facts and the reasons for the proposals is annexed herewith.

2.

The Postal Ballot Notice is being sent to the Members whose names appear on the Register of Members/List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on January 11, 2019. The Postal Ballot Notice is being sent to Members in electronic form to the email addresses registered with their Depository Participants (in case of electronic shareholding)/the Company’s Registrar and Share Transfer Agents (in case of physical shareholding). For Members whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope. The Postal Ballot Notice will be available on the Company’s website www.wipro.com.

3.	Members whose names appear on the Register of Members/List of Beneficial Owners as on January 11, 2019 will be considered for the purpose of voting.

4.	Resolutions passed by the Members through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the Members.

5.

The Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case Members cast their votes through both the modes, votes cast through e-voting shall be treated as valid and votes cast through physical Postal Ballot Form will be treated as invalid.

6.

In case a Member is desirous of obtaining a printed Postal Ballot Form or a duplicate, he or she may send an e-mail to corp-secretarial@wipro.com. The Registrar and Transfer Agent/Company shall forward the same along with postage-prepaid self-addressed Business Reply Envelope to the Member.

7.

Voting rights shall be reckoned on the paid-up value of equity shares registered in the name of Members as on January 11, 2019. A person who is not a Member on the relevant date should treat this Notice for information purpose only.

8.

In compliance with Sections 108 and 110 of the Companies Act, 2013 and the Rules made thereunder and Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has provided the facility to the Members to exercise their votes electronically and vote on all the resolutions through the e-voting service facility arranged by Karvy Fintech Private Limited (“Karvy”). The instructions for e-voting forms part of this Notice.

9.	A Member cannot exercise his vote by proxy on postal ballot.

10.

Members desiring to exercise their vote by physical Postal Ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed and signed, in the enclosed pre-paid self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours (i.e. 17:00 Hours IST) on February 22, 2019. Envelopes containing Postal Ballots, if sent by courier or registered post or speed post at the expense of the Members, will also be accepted. Any postal ballot received after 17:00 Hours IST on February 22, 2019 will be considered invalid.

11.

The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by postal ballot will be announced by the Chairman or any Director of the Company duly authorized, on or before Sunday, February 24, 2019 at the registered office and will also be displayed on the website of the Company www.wipro.com, besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agents.

12.

The resolutions, if passed by the requisite majority, shall be deemed to have been passed on Friday, February 22, 2019 i.e. the last date specified for receipt of duly completed Postal Ballot Forms or e-voting.

13.

All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch of the Notice until the last date for receipt of votes by Postal Ballot/e-voting.

General information and instructions relating to e-voting

i.

A person whose name is recorded in the register of members or in register of beneficial owners maintained by the depositories as on the cut-off date, i.e. January 11, 2019, only shall be entitled to avail the facility of e-voting.

ii.	Any member who holds the shares as on the cut-off date i.e. January 11, 2019, may obtain the User ID and password in the manner as mentioned below:

a.	If the mobile number of the Member is registered against Folio No. / DP ID Client ID, the Member may send SMS: MYEPWD<space>E-voting Event Number+Folio No. or DP ID Client ID to +91 9212993399

Example for NSDL: MYEPWD <SPACE> IN12345612345678

Example for CDSL: MYEPWD <SPACE> 1402345612345678

Example for Physical: MYEPWD <SPACE> XXX1234567890

b.

If e-mail address of the Member is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.karvy.com, the Member may click “Forgot password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

c.	Members may call Karvy’s toll free number 1-800-3454-001

d.

Members may send an e-mail request to evoting@karvy.com. If the Member is already registered with the Karvy e-voting platform then such Member can use his/her existing User ID and password for casting the vote through e-voting.

iii.	The e-voting facility will be available during the following period:

a.	Commencement of e-voting: 9 a.m. (IST) on Thursday, January 24, 2019

b.	End of e-voting: 5 p.m. (IST) on Friday, February 22, 2019

The e-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be disabled by Karvy upon expiry of aforesaid period.

iv.	Instructions and other information relating to e-voting:

A.	In case of Members receiving an e-mail from Karvy Fintech Private Limited [for Members whose e-mail addresses are registered with the Company/Depository Participants(s)]

a.	Launch an internet browser by typing the URL https://evoting.karvy.com.

b.

Enter the login credentials (i.e. User ID and password). The Event No.+Folio No. or DP ID- Client ID will be your User ID. However, if you are already registered with Karvy for e-voting, you can use your existing User ID and password for casting your vote. If required, please visit https://evoting.karvy.com or contact toll free number 1-800-3454-001 for re-setting the password.

c.	After entering the above details Click on- Login.

d.

You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric (0-9) and a special character (@,#,$,etc.) The system will also prompt you to update your contact details like mobile number, email ID, etc. on first login. You may also enter a secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

e.	You need to login again with the new credentials.

f.	On successful login, the system will prompt you to select the E-Voting Event Number for Wipro Limited.

g.

On the voting page enter the number of shares (which represents the number of votes) as on the cut-off date under “FOR/AGAINST” or alternatively, you may partially enter any number in “FOR” and partially in “AGAINST” but the total number in “FOR/AGAINST” taken together should not exceed your total shareholding as on the cut-off date. You may also choose the option “ABSTAIN” and the shares held will not be counted under either head.

h.	Members holding shares under multiple folios/demat accounts shall choose the voting process separately for each of the folios/demat accounts.

i.	Voting must be done for each items of the Notice separately. In case you do not desire to cast your vote on any specific item, it will be treated as abstained.

j.	You may then cast your vote by selecting an appropriate option and click on “Submit” and also “Confirm” when prompted.

k.	Once you confirm, you will not be allowed to modify your vote. During the voting period, Members can login any number of times till they have not voted on the Resolution(s).

l.

Corporate/Institutional Members (i.e. other than individuals, HUF, NRI, etc.) are required to send scanned certified true copy (PDF Format) of the Board Resolution/Authority Letter, etc., together with attested specimen signature(s) of the duly authorized representative(s), to Scrutinizer at the e-mail ID: compliance@sreedharancs.com. They may also upload the same in the e-voting module under their login. The scanned images of the above mentioned documents should be in the naming format “Corporate Name_EVENT NO.”

B.	In case a Member receives physical copy of the Postal Ballot Notice and Postal Ballot Form

a.	User ID and initial password is provided in the Postal Ballot Form.

b.	Please follow all steps from Sr. No. (a) to (l) as mentioned in (A) above, to cast your vote.

v.	Once the vote on a resolution is cast by a Member, the Member shall not be allowed to change it subsequently or cast vote again.

vi.

In case of any query or grievance pertaining to e-voting, Members may contact Mr. B Srinivas, Manager, Karvy Fintech Private Limited at contact No: 040-67162222, e-mail id: einward.ris@karvy.com. Further, Members may also visit Help & FAQ’s section available at Karvy’s website https://evoting.karvy.com.

Explanatory Statement pursuant to Sections 102 and 110 of the Companies Act, 2013

Resolutions 1 and 2

The equity shares of your Company are listed and actively traded on the National Stock Exchange of India Limited and BSE Limited, and ADS are listed and actively traded on the New York Stock Exchange. With a view to encourage the participation of small investors by making equity shares of the Company affordable, increasing the liquidity of the equity shares and to expand the retail shareholder base, the Board in its meeting held on January 18, 2019 considered and approved a bonus issue of 1 (One) equity share for every 3 (Three) existing equity shares held, and a bonus issue (viz., stock dividend on ADS) of 1 (One) ADS for every 3 (Three) existing ADS held, respectively, as on a record date to be determined by the Company. The ratio of equity shares underlying the ADS held by an American Depositary Receipt holder would remain unchanged.

The bonus issue of equity shares would, inter alia, require appropriate adjustments with respect to all the stock options/RSUs of the Company under ADS Stock Option Plan 2000, Wipro Restricted Stock Unit Plan 2004, ADS Restricted Stock Unit Plan 2004, Wipro Restricted Stock Unit Plan 2005, Wipro Restricted Stock Unit Plan 2007 and Wipro Equity Reward Trust Employee Stock Purchase Plan 2013, pursuant to the SEBI (Share Based Employee Benefits) Regulations, 2014 and any amendments thereto from time to time, such that all stock options/RSUs which are available for grant and options/RSUs vested and unvested, as on record date shall be proportionately adjusted.

Presently, the authorized share capital of your Company is ₹ 1126,50,00,000/- (Rupees One Thousand One Hundred and Twenty Six Crores and Fifty Lakhs) divided into 550,00,00,000 (Five Hundred and Fifty Crores) equity shares of ₹ 2/- (Rupees Two) each, 2,50,00,000 (Two Crore Fifty Lakhs) preference shares of ₹ 10/- (Rupees Ten) each and 1,50,000 (One Lakh Fifty Thousand) 10% optionally convertible cumulative preference shares of ₹ 100/- (Rupees One Hundred) each. It is proposed to increase the authorized share capital to ₹ 2526,50,00,000/- (Rupees Two Thousand Five Hundred and Twenty Six Crores and Fifty Lakhs) by creation of additional 700,00,00,000 (Seven Hundred Crores) equity shares of ₹ 2/- (Rupees Two) each. The increase in authorized share capital as aforesaid would require consequential amendments to the existing Clause V of the Memorandum of Association of the Company.

The increase in authorized share capital and alteration of relevant clause(s) of the Memorandum of Association of the Company and issue of bonus equity shares, the stock dividend on ADS, are subject to Members’ approval in terms of Sections 61 and 63 of the Companies Act, 2013 and any other applicable statutory and regulatory approvals.

In case of fractional entitlements arising out of the issue of bonus equity shares, the Board will make suitable arrangements to deal with such fractions for the benefit of the eligible Members, including but not limited to, aggregating of such fractions and allotting the total number of new equity shares representing such fractions to a person(s) to be appointed by the Board who would hold them in trust for such Members and shall as soon as possible sell such equity shares at the prevailing market rate and the net sale proceeds of such shares, after adjusting the cost and the expenses in respect thereof, be distributed among such Members.

Accordingly, resolutions 1 and 2 of this Notice seek Members’ approval for increase in authorized share capital and consequential amendments to Memorandum of Association of the Company and capitalization of the amount standing to the credit of free reserves and/or the securities premium account and/or the capital redemption reserve account for the purpose of issue of bonus equity shares/stock dividend on ADS on the terms and conditions set out in the resolutions.

No Director, Key Managerial Personnel or their relatives are in any way concerned or interested in the resolutions 1 and 2 of this Notice except to the extent of their shareholding and outstanding stock options/RSUs in the Company or to the extent of the shareholding of companies/institutions/trusts/other entities of which they are directors or members or trustees or hold other similar positions.

The Board recommends the resolutions 1 and 2 for approval of the Members.

By Order of the Board

For Wipro Limited

M Sanaulla Khan

Company Secretary

Date: January 18, 2019

Place: Bengaluru

WIPRO LIMITED

CIN: L32102KA1945PLC020800

Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India

Ph: +91 (80) 28440011, Fax: +91 (80) 28440054

Website: www.wipro.com, E-mail: corp-secretarial@wipro.com

POSTAL BALLOT FORM

(Please read the instructions printed overleaf carefully before filling this form)

Sl. No. :

1.	Name and Registered address of the Member :

2.	Name(s) of Joint holder(s), if any :

3.	Registered Folio No. / DP ID No./ Client ID No.* :

(*Applicable to investors holding shares in

dematerialised form)

4.	Number of Equity Shares held as on January 11, 2019 :

I/We hereby exercise my/our vote in respect of the Ordinary Resolutions to be passed through Postal Ballot as stated in the Postal Ballot Notice of the Company dated January 18, 2019, by sending my/our Assent (For) or Dissent (Against) to the said Ordinary Resolutions by placing a tick (✓) mark at the appropriate box below:

Sl. No.	Description of Ordinary Resolutions	I/We assent to the Resolution (FOR) (Number of Shares)	I/We dissent to the Resolution (AGAINST) (Number of Shares)

1.	Increase in Authorized Share Capital and consequent amendment to Memorandum of Association of the Company
2.	Issue of Bonus Shares

Place :
Date :

Signature of the Member

Important Note: Please complete and return this Postal Ballot Form to the Scrutinizer by using the enclosed postage pre-paid self-addressed Business Reply Envelope. Last Date for Receipt of this Postal Ballot Form by the Scrutinizer is February 22, 2019.

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ELECTRONIC VOTING PARTICULARS (Please visit https://evoting.karvy.com to cast your vote online)

EVENT (E-Voting Event Number)	USER ID	PASSWORD

Note: Detailed instructions for e-voting are furnished in the Postal Ballot Notice.

IMPORTANT INSTRUCTIONS

1.

The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the Members. Voting period commences at 09:00 Hours IST on Thursday, January 24, 2019, and ends at 17:00 Hours IST on Friday, February 22, 2019.

2.

Voting rights shall be reckoned on the paid-up value of equity shares registered in the names(s) of Members(s) on the cut-off date i.e. Friday, January 11, 2019. A person who is not a member on the relevant date should treat this notice for information purpose only.

3.

A Member desirous of exercising vote by physical Postal Ballot should complete the Postal Ballot Form in all respects and send it after signature to the Scrutinizer in the attached postage pre-paid self- addressed Business Reply Envelope. However, envelopes containing Postal Ballot Form, if sent by courier, registered post or speed post at the expense of the Member, will also be accepted.

4.	Alternatively, a Member may vote through electronic mode as per the instructions for e-voting provided in the Postal Ballot Notice sent herewith.

5.

The Members can opt only one mode of voting, i.e., either by Physical Ballot or e-voting. In case Members cast their vote by Physical Ballot and e-Voting, the voting done through e-voting shall prevail and voting done by Physical Ballot will be treated as invalid.

6.	The self-addressed Business Reply Envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company, and the address to which the same needs to be dispatched.

7.

The Postal Ballot Form should be completed and signed by the Member (as per the specimen signature registered with the Company). Voting rights in a Postal Ballot cannot be exercised by a Proxy. In case of joint holding, this Form should be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his/her absence, by the next named Member. Holders of Power of Attorney (POA) on behalf of the Members may vote on the Postal Ballot mentioning the registration number of the POA and enclosing an attested copy of the POA.

8.

Consent must be accorded by placing a tick mark in the column, ‘I/We assent to the Resolution’, or dissent must be accorded by placing a tick mark in the column, ‘I/We dissent to the Resolution’. Form bearing tick mark in both the columns will be treated as invalid. A Member need not use all of his/her votes nor does he/she need to cast his/her votes in the same way.

9.	The votes of a Member will be considered invalid on any of the following grounds-

a)	If a form other than the Postal Ballot Form issued by the Company is used.

b)	If the Postal Ballot Form has not been signed by or on behalf of the Member.

c)	If the Member’s signature does not tally with the specimen signature with the Company.

d)

If the Member has marked his/her/its vote both for ‘Assent’ and also for ‘Dissent’ to the ‘Resolution’ in such manner that the aggregate Equity Shares voted for ‘Assent’ and ‘Dissent’ exceeded total number of Shares held.

e)	If the Member has made any amendment to the Resolution or imposed any condition while exercising his vote.

f)	If the Postal Ballot Form is incomplete and incorrectly filled.

g)

If the Postal Ballot Form is received torn or defaced or mutilated or in a manner such that it is difficult for the Scrutinizer to identify either the Member or the number of votes, or whether the votes are for ‘Assent’ or ‘Dissent’, or neither assent or dissent is mentioned or if the signature could not be verified, or one or more of the above grounds.

h)	Any competent authority has given directions in writing to the Company to freeze the voting rights of the Member.

10.

Duly completed Postal Ballot Form should reach the Scrutinizer not later than by 17:00 Hours IST on Friday, February 22, 2019. Postal Ballot Form received after that date will be strictly treated as if reply from such Member has not been received. The Members are requested to send the duly completed Postal Ballot Form well before the last date providing sufficient time for the postal transit.

11.

A Member may request for a duplicate Postal Ballot Form from the Registrar and Share Transfer Agent, Unit: Wipro Limited, Karvy Fintech Private Limited, Karvy Selenium Tower B, Plot number 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500032 or from the Company at its Registered Office or download the same from the Company’s website www.wipro.com.

12.

In case of Equity Shares held by companies, trusts, societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/other authority and attested specimen signature(s) of the duly authorized signatories giving requisite authorities to the person voting on the Postal Ballot Form.

13.

Members are requested NOT to send any other paper along with the Postal Ballot Form in the enclosed postage prepaid self-addressed Business Reply Envelopes as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelopes would be destroyed by the Scrutinizer and the Company would not be able to act on the same.

14.	The Scrutinizer’s decision on the validity of Postal Ballot Form shall be final.

15.	Any query in relation to the Resolutions proposed to be passed by Postal Ballot may be sent to corp-secretarial@wipro.com.

16.

The result of voting on the Resolutions will be declared on or before Sunday, February 24, 2019 at the registered office and will also be displayed on the website of the Company www.wipro.com, besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agents.